FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	October 28, 2008	WRITER’S DIRECT LINE 414.297.5670 mplichta@foley.com EMAIL
VIA EDGAR		CLIENT/MATTER NUMBER 034400-0101

Ms. Angela J. Crane
Ms. Julie Sherman
Mr. Dennis Hult
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Gehl Company Annual Report on Form 10-K for the year ended December 31, 2007 File No. 001-33504

Ladies and Gentlemen:

        Our client, Gehl Company, a Wisconsin corporation (the “Company”), has received comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated October 15, 2008, with respect to the above-referenced Annual Report on Form 10-K. On behalf of the Company, we wish to inform you that the Company has been acquired by Manitou BF S.A. pursuant to a tender offer and second step merger, which merger closed effective October 27, 2008 (see File No. 005-40747). Also on October 27, 2008, the Company delisted from Nasdaq and filed a Notification of Removal from Listing and/or Registration on Form 15. Given the deregistration of the Company’s common stock, the Company understands that no further action or response with respect to the Staff’s above-referenced letter will be required by the Staff, consistent with my conversation with the Staff on October 15, 2008.

        If the Staff has any questions regarding any of the foregoing, please contact the undersigned at (414) 297-5670 or Jay O. Rothman at (414) 297-5644.

Very truly yours, /s/ Mark T. Plichta Mark T. Plichta

cc:	William D. Gehl Michael J. Mulcahy Shannon Van Dyke Gehl Company Benjamin F. Garmer, III Jay O. Rothman Foley & Lardner LLP Ethan A. Klingsberg Cleary Gottlieb Steen & Hamilton LLP

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